Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, Minnesota 55402 +1 612 766 7000 main +1 612 766 1600 fax

March 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Context Therapeutics LLC

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Context Therapeutics LLC, a Delaware limited liability company (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (612) 766-6836) or Martin Lehr, the Company’s Chief Executive Officer (tel.: (215) 880-0748).

Very truly yours,

/s/ Ben Stacke

Enclosures:
cc:
Mr. Martin Lehr
Walter J. Mostek, Jr., Esq.